UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37408

DHX Media Ltd.
(Exact name of registrant as specified in its charter)

5657 Spring Garden Road, Suite 505 Halifax, Nova Scotia, Canada B3J 3R4 (902) 423-0260
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Variable Voting Shares (no par value) Common Shares Shares (no par value)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☑

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:       237

Pursuant to the requirements of the Securities Exchange Act of 1934, DHX Media Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 26, 2019

DHX MEDIA LTD.

By:	/s/ James Bishop
Name:	James Bishop
Title:	Corporate Secretary